Exhibit 99.1

PRESS RELEASE

Atento Reports Third Quarter 2014 Results

▪	Q3 results demonstrated meaningful progress against the Company’s key operating metrics: revenue, adjusted EBITDA and free cash flow
▪	Revenues grew 5.9% on constant currency basis, driven by a combined 9.1% growth in the Americas and Brazil
▪	Adjusted EBITDA up 10.1% on constant currency basis, driven by margin expansion initiatives
▪	Free cash flow increased 83.3%, expanding financial flexibility

NEW YORK, NY, November 19, 2014 – Atento S.A. (NYSE: ATTO), the leading provider of customer relationship management and business process outsourcing services in Latin America and Spain, today announced its financial results for the third quarter of 2014.

“Our results in the third quarter demonstrate the strength and resilience of our business model, as we delivered solid growth in revenue, adjusted EBITDA and cash flow generation, throughout a range of macro-economic conditions”, said Alejandro Reynal, Chief Executive Officer of Atento. “We continue to benefit from very positive commercial momentum in the year, reflecting our ability to continue to provide value to existing, loyal clients, while also diversifying our client base with the addition of new customers. Throughout these developments, we remain focused on ongoing operating discipline as we execute on our margin expansion initiatives. These strengthened strategic and operating capabilities establish an excellent foundation to deliver significant value to our shareholders.”

Summary

($ in millions, except percentage changes)	Q3 2013	Q3 2014	9M 2013	9M 2014
Revenue	580.3	589.6	1,747.3	1,743.3
CCY growth		5.9%		8.4%
Adjusted EBITDA	85.8	88.2	209.6	219.8
Margin	14.8%	15.0%	12.0%	12.6%
CCY growth		10.1%		13.9%
Free Cash Flow	10.2	18.7	15.7	44.0
growth		83.3%		180.3%
Net Debt (1)	503.8	430.6	503.8	430.6
Cash and Cash equivalents (2)	218.6	243.3	218.6	243.3

(1) Proforma Net Debt with third parties adjusted for the prepayment of the outstanding portion of the Vendor Loan Note to Telefónica in connection with IPO transaction.

(2) Cash and Cash equivalents includes short-term financial investments.

Consolidated Operating Results

For the third quarter of 2014, revenue was $589.6 million compared to $580.3 million for the same quarter of the previous year, an increase of 1.6 percent and 5.9 percent in constant currency, driven primarily by a strong performance in the Americas and Brazil, which largely offset the reduction in EMEA. Revenue in LatAm, including Americas and Brazil, increased 9.1% in constant currency.

Atento continued to successfully diversify its client base in the quarter, with non-Telefónica revenue accounting for 54% of total revenue, an increase of 3 percentage points over the same period last year.

EBITDA for the third quarter of 2014 was $77.5 million, or 13.1 percent of revenue, compared to $68.4 million, or 11.8 percent, for the third quarter of 2013.

Adjusted EBITDA for the third quarter of 2014 was $88.2 million, or 15.0 percent of revenue, compared to $85.8 million, or 14.8 percent, for the third quarter of 2013, an increase of 2.8 percent and 10.1 percent in constant currency. The increase in adjusted EBITDA was primarily attributable to growth with existing customers, better revenue margin mix and operational efficiencies achieved from our ongoing margin expansion initiatives.

Net income was $8.0 million in the third quarter of 2014, compared to $4.7 million for the same quarter of the previous year, an increase of 70.2 percent.

Adjusted earnings was $25.6 million in the third quarter of 2014, compared to $27.5 million for the third quarter of 2013. Adjusted earnings per share was $0.35 in the quarter, an increase of 12.0% in constant currency rate, despite $22 million negative impact from non-cash FX translation losses, over the same period of last year, and 35.7% over the last 9 months.

Free Cash Flow was $18.7 million for the third quarter of 2014 compared to $10.2 million in the same quarter last year, an 83.3% increase driven by a stronger net cash flow from operating activities.

Adjusted quarterly and full-year earnings and EBITDA are non-GAAP financial measures that are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segment Reporting

Atento reports financial results for the following three segments: Brazil, Americas and EMEA. Financial highlights for the segments are provided below.

Brazil Region

For the third quarter of 2014, revenue for the Brazil region was $307.7 million compared to $293.0 million for the same quarter of the previous year, an increase of 5.0 percent and 4.5 percent in constant currency, driven largely by growth with non-Telefónica clients in the telecom sector. Our performance in the Brazil region highlights the value proposition of Atento as a fully independent company, as we continue to execute on our revenue diversification strategy and drive growth outside of Telefónica, and our ability to perform strongly in different macro environments.

EBITDA for the third quarter of 2014 was $45.0 million, or 14.6 percent of revenue, compared to $40.6 million, or 13.9 percent of revenue, for the third quarter of 2013.

Adjusted EBITDA for the third quarter of 2014 was $46.8 million, or 15.2 percent of revenue, compared to $43.3 million, or 14.8 percent of revenue, for the third quarter of 2013. The increase was driven by strong growth in revenue, enhanced margin mix and operating efficiencies from our margin expansion initiatives.

Americas Region

For the third quarter of 2014, revenue for the Americas region was $204.3 million compared to $199.1 million for the same quarter of the previous year, an increase of 2.6 percent and 15.9 percent in constant currency; driven largely by solid performance across our main countries, including Mexico, Colombia, Chile and Peru, our increased share of wallet with existing clients and new customer wins. We continue to see sustainable growth in our operations in the Americas.

EBITDA for the third quarter of 2014 was $34.8 million, or 17.0 percent of revenue, compared to $34.1 million, or 17.1 percent of revenue, for the third quarter of 2013.

Adjusted EBITDA for the third quarter of 2014 was $35.5 million, or 17.4 percent of revenue, compared to $34.8 million, or 17.5 percent of revenue, for the third quarter of 2013 with strong performance across the region.

EMEA Region

For the third quarter of 2014, revenue for the EMEA region was $77.7 million compared to $88.5 million for the same quarter of the previous year, a decrease of 12.2 percent and 11.8 in constant currency; driven largely by a decrease in volume with Telefónica.

EBITDA for the third quarter of 2014 was $5.8 million, or 7.5 percent of revenue, compared to $7.4 million, or 8.4 percent of revenue, for the third quarter of 2013.

Adjusted EBITDA for the third quarter of 2014 was $6.5 million, or 8.4 percent of revenue, compared to $9.0 million, or 10.2 percent of revenue, for the third quarter of 2013.

Strong Balance Sheet and Ample Liquidity

At September 30, 2014, Atento had cash, cash equivalents and short-term financial investments totaling $243.3 million compared to $218.6 million over the same period last year.

Total net debt with third parties amounted to $459.9 million at September 30, 2014, compared to $658.3 million in the third quarter of 2013. Total net debt with third parties pro forma, adjusted for the prepayment of the Vendor Loan Note in connection with the initial public offering, was $430.6 million at September 30, 2014.

The Company’s LTM Adjusted EBITDA to net debt with third parties ratio was 1.5x at September 30, 2014, and Pro Forma Adjusted EBITDA to net debt amounted to 1.4x.

During the third quarter of 2014, the Company invested $24.8 million, or 4.2 percent of revenues, in capital expenditures primarily for the construction and initial fit-out of our service delivery centers, and the acquisition of computer and technology equipment.

On October 7, 2014, Atento completed its initial public offering of 10.0 million shares at a price of $15.00 per share. The gross proceeds from the offering were approximately $72.3 million for the Company and approximately $77.7 million for the selling shareholder, Atalaya Luxco Pikco S.C.A., an entity affiliated with Bain Capital. The net proceeds of the IPO were used to repay the entire outstanding amount due under the Vendor Loan Note issued to an affiliate of Telefónica, and to pay fees and expenses incurred in connection with the offering, including fees payable to Bain Capital Partners, LLC.

Conference Call

Atento will host a conference call and webcast for investors on Thursday, November 20, 2014 at 8:00 am EST to discuss the financial results. The conference call can be accessed by dialing (866) 388-1927 domestic, UK: (+44) 0 2071 070 685, Brazil: (+55) 11 3172 5540 (Access code: 893477#), or Spain: (+34) 91 789 51 31. The conference call will also be webcasted through a link on Atento's Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

tento is the largest provider of customer relationship management and business process outsourcing ("CRM BPO") services in Latin America and Spain, and among the top three providers globally, based on revenues. Since 1999, the Company has developed its business model in 15 countries where it employs approximately 153,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services across multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, media and technology, health, retail and public administrations, among others.

Investor Relations

Elena Cebollero Fraile

+34 917 40 74 40

Ed Yuen

+1 203 962 5947

investor.relations@atento.com

Media

Maite Cordero Muñoz

+ 34 917 40 74 47

Eliot Rebensdorf

+1 212 850 5638

media@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in the Form 6-K.

The unaudited Financial Information set forth below is derived from Midco’s financial statements, which, once the Reorganization Transaction (as described in the IPO prospectus) was implemented in October 2014 became a wholly-owned subsidiary of Atento S.A., a newly-formed company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the IPO, and which did not conduct any operations prior to the completion of the IPO. Prior to the Reorganization Transaction and the IPO, our financial statements were represented by the consolidated results of operations of Midco. The consolidated financial statements of Midco are substantially the same as the consolidated financial statements of the Atento S.A. after to the IPO. For this reason, for all periods prior to the IPO, Midco consolidated financial statements will be presented. Subsequent to the Reorganization Transaction and the IPO the consolidated financial statements of Atento S.A. will be presented on a going forward basis.

Consolidated Income Statement

($ in thousands, except percentage changes)	For the three months ended September 30,		Change excluding	For the nine months ended September 30,		Change excluding
	2013	2014	FX (%)	2013	2014	FX (%)
	(unaudited)			(unaudited)
Revenue	580,261	589,646	5.9	1,747,332	1,743,264	8.4
Other operating income	111	904	N.M.	687	1,760	N.M.
Own work capitalized	533	202	(40.0)	533	413	N.M.
Other gains	-	(403)	N.M.	-	34,478	N.M.
Operating expenses:
Supplies	(25,502)	(27,106)	10.6	(71,563)	(79,240)	21.1
Employee benefit expense	(396,725)	(403,030)	5.9	(1,226,843)	(1,246,353)	10.3
Depreciation and amortisation	(30,923)	(30,017)	(1.0)	(96,927)	(91,640)	0.3
Changes in trade provisions	774	100	(87.5)	2,996	(199)	N.M.
Other operating expenses	(91,105)	(83,169)	(6.9)	(283,088)	(250,227)	(5.0)
Impairment charges	-	387	N.M.	-	(32,479)	N.M.
Total operating expenses	(543,481)	(542,835)	3.7	(1,675,425)	(1,700,138)	9.7
Operating profit	37,424	47,514	40.6	73,127	79,777	24.5
Finance income	4,074	21,243	N.M.	12,961	28,345	N.M.
Finance costs	(37,513)	(30,311)	(18.1)	(103,927)	(108,138)	7.3
Net foreign exchange gain/(loss)	8,279	(22,014)	N.M.	4,915	(18,405)	N.M.
Net finance expense	(25,160)	(31,082)	21.4	(86,051)	(98,198)	19.5
Profit/(Loss) before tax	12,264	16,432	78.9	(12,924)	(18,421)	8.5
Income tax benefit/(expense)	(7,594)	(8,423)	32.9	(5,519)	2,120	(83.6)
Profit/(Loss) for the period	4,670	8,009	N.M.	(18,443)	(16,301)	31.0
Basic and diluted result per share (in U.S. dollars)	0.04	0.06	N.M.	(0.15)	(0.13)	31.0

Selected segmental income statement items

($ in millions, except percentage changes)	For the three months ended September 30,		Change	Change excluding	For the nine months ended September 30,		Change	Change excluding
	2013	2014	(%)	FX (%)	2013	2014	(%)	FX (%)
	(unaudited)				(unaudited)
Revenue:
Brazil	293.0	307.7	5.0	4.5	899.5	906.2	0.7	9.1
Americas	199.1	204.3	2.6	15.9	574.4	576.7	0.4	14.6
EMEA	88.5	77.7	(12.2)	(11.8)	274.1	260.8	(4.9)	(7.4)
Other and eliminations	(0.3)	(0.1)	(66.7)	N.M.	(0.7)	(0.4)	(42.9)	(57.1)
Total revenue	580.3	589.6	1.6	5.9	1,747.3	1,743.3	(0.2)	8.4
Adjusted EBITDA:
Brazil	43.3	46.8	8.1	9.2	111.2	123.7	11.2	20.6
Americas	34.8	35.5	2.0	18.1	83.8	85.2	1.7	12.1
EMEA	9.0	6.5	(27.8)	(24.4)	22.4	17.4	(22.3)	(23.2)
Other and eliminations	(1.3)	(0.6)	53.8	46.2	(7.8)	(6.5)	16.7	17.9
Total Adjusted EBITDA (unaudited)	85.8	88.2	2.8	10.1	209.6	219.8	4.9	13.9

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss) for the period from continuing operations

	Three months ended September 30,		Nine months ended September 30,
($ in millions)	2013	2014	2013	2014
	(unaudited)		(unaudited)
Profit/(loss) for the period from continuing operations	4.7	8.0	(18.4)	(16.3)
Net finance expense	25.2	31.1	86.0	98.2
Income tax expense	7.6	8.4	5.5	(2.1)
Depreciation and amortisation	30.9	30.0	96.9	91.6
EBITDA (non-GAAP) (unaudited)	68.4	77.5	170.1	171.4
Acquisition and integration related costs (a)	8.3	2.3	21.1	7.7
Restructuring costs (b)	2.5	2.3	4.0	23.8
Sponsor management fees (c)	2.4	2.5	5.9	7.3
Site relocation costs (d)	1.5	0.4	1.8	1.4
Financing and IPO fees (e)	1.9	3.5	5.1	11.1
Asset impairments and Other (f).	0.8	(0.3)	1.6	(2.9)
Adjusted EBITDA (non-GAAP) (unaudited)	85.8	88.2	209.6	219.8

(a)	Acquisition and integration related costs incurred for the three months ended September 30, 2013 and 2014 primarily include costs associated with the Acquisition. For the three months ended September 30, 2013, of the $8.3 million, $8.0 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($5.8 million), the improvement of financial and cash flow reporting ($0.9 million), improving the efficiency in procurement ($0.9 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($0.4 million). Acquisition and integration related cost incurred for the three months ended September 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan an operational set-up with a leading consulting firm. We expect these projects to be completed by the end of 2014.

Acquisition and integration related costs incurred for the nine months ended September 30, 2013 and 2014 primarily include costs associated with the Acquisition. For the nine months ended September 30, 2013, of the $21.1 million, $20.1 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($10.9 million), the improvement of financial and cash flow reporting ($5.9 million), improving the efficiency in procurement ($0.9 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($1.3 million). Acquisition and integration related cost incurred for the nine months ended September 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan an operational set-up with a leading consulting firm ($4.0 million), improving the efficiency in procurement ($2.3 million), and IT transformation projects ($0.7 million). We expect these projects to be completed by the end of 2014.

(b)	Restructuring costs primarily include a number of restructuring activities and other personnel cost that were not related to our core results of operations. Restructuring costs incurred for the three months ended September 30, 2013 primarily relate to restructuring costs as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain ($1.2 million), and related to the relocation of our corporate headquarters ($0.6 million). Restructuring costs incurred for the three months ended September 30, 2014 primarily relate to other costs in connection with Spain headcount reduction plan ($1.0 million), restructuring costs in Argentina ($0.4 million) and the relocation of corporate headquarter ($0.6 million).

For the nine months ended September 30, 2013, we incurred in restructuring costs in Spain of $1.4 million (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), in Chile of $0.8 million (relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica), and $0.8 million related to the relocation of our corporate headquarters. Restructuring costs incurred for the nine months ended September 30, 2014 primarily relate to the headcount reduction plan in Spain which will take into consideration a maximum number of terminations amounting to 9% of the total headcount of Atento Teleservicios España S.A.U. amounting to $13.9 million.

In addition, we incurred restructuring costs not related to our core results of operations in Argentina of $3.2 million (related to migration of offshore operations to Peru), and in Chile of $1.4 million (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica), and an additional $0.8 million related to the relocation of corporate headquarter.

(c)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented. These fees will cease following the offering.

(d)	Site relocation costs incurred for the three and nine months ended September 30, 2013 and 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(e)	Financing and IPO fees for the three and nine months ended September 30, 2013 primarily relate to professional fees incurred in 2013 in connection with the issuance of the Senior Secured Notes and to pay financial advisory fees. Financing fees and IPO fees for the three and nine months ended September 30, 2014 primarily relate to professional fees (advisory, auditing, legal fees, etc.) incurred by us during the IPO process. These fees are expected to cease in the fourth quarter of 2014.

(f)	Asset impairment and other costs for the three and nine months ended September 30, 2013 relates to charges associated to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other cost incurred for the nine months ended September 30, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operations in Czech Republic of $3.8 million and Spain of $28.7 million offset by the amendment of the MSA with Telefónica by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica.

Reconciliation of Adjusted Earnings to Earnings/(loss) for the period from continuing operations

($ in millions, except percentage changes)	For the three months ended September 30,		For the nine months ended September 30,
	2013	2014	2013	2014
Loss attributable to equity holders of the parent	4.7	8.0	(18.4)	(16.3)
Acquisition and integration related Costs (a)	8.3	2.3	21.1	7.7
Amortization of Acquisition related Intangible assets (b)	9.6	8.9	29.9	28.5
Restructuring Costs (c)	2.5	2.3	4.0	23.8
Sponsor management fees (d)	2.4	2.5	5.9	7.3
Site relocation costs (e)	1.5	0.4	1.8	1.4
Financing and IPO fees (f)	1.9	3.5	5.1	11.1
PECs interest expense (g)	6.5	7.2	18.9	25.8
Asset impairments and Other (h)	0.8	(0.3)	1.6	(2.9)
Tax effect (i)	(10.7)	(9.2)	(28.2)	(35.4)
Adjusted Earnings /(Loss) (non-GAAP) (unaudited)	27.5	25.6	41.7	51.0
Adjusted Earnings per share (in U.S. dollars) (*)	0.37	0.35	0.57	0.69

(*) Adjusted Earnings per share calculated assuming Atento S.A. ordinary shares of 73,619,511 giving effect to the completion of the IPO and the Reorganization Transaction

(a)	Acquisition and integration related costs incurred for the three months ended September 30, 2013 and 2014 primarily include costs associated with the Acquisition. For the three months ended September 30, 2013, of the $8.3 million, $8.0 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($5.8 million), the improvement of financial and cash flow reporting ($0.9 million), improving the efficiency in procurement ($0.9 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($0.4 million). Acquisition and integration related cost incurred for the three months ended September 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan an operational set-up with a leading consulting firm. We expect these projects to be completed by the end of 2014.

Acquisition and integration related costs incurred for the nine months ended September 30, 2013 and 2014 primarily include costs associated with the Acquisition. For the nine months ended September 30, 2013, of the $21.1 million, $20.1 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($10.9 million), the improvement of financial and cash flow reporting ($5.9 million), improving the efficiency in procurement ($0.9 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($1.3 million). Acquisition and integration related cost incurred for the nine months ended September 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan an operational set-up with a leading consulting firm ($4.0 million), improving the efficiency in procurement ($2.3 million), and IT transformation projects ($0.7 million). We expect these projects to be completed by the end of 2014.

(b)	Amortization of Acquisition related intangible assets represents the amortization expense of intangible assets resulting from the Acquisition and has been adjusted to eliminate the impact of the amortization arising from the Acquisition which is not in the ordinary course of our daily operations and distorts comparison with peers and results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.

(c)	Restructuring costs primarily include a number of restructuring activities and other personnel cost that were not related to our core results of operations. Restructuring costs incurred for the three months ended September 30, 2013 primarily relate to restructuring costs as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain ($1.2 million), and related to the relocation of our corporate headquarters ($0.6 million). Restructuring costs incurred for the three months ended September 30, 2014 primarily relate to other costs in connection with Spain headcount reduction plan ($1.0 million), restructuring costs in Argentina ($0.4 million) and the relocation of corporate headquarter ($0.6 million).

For the nine months ended September 30, 2013, we incurred in restructuring costs in Spain of $1.4 million (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), in Chile of $0.8 million (relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica), and $0.8 million related to the relocation of our corporate headquarters. Restructuring costs incurred for the nine months ended September 30, 2014 primarily relate to the headcount reduction plan in Spain which will take into consideration a maximum number of terminations amounting to 9% of the total headcount of Atento Teleservicios España S.A.U. amounting to $13.9 million. In addition, we incurred restructuring costs not related to our core results of operations in Argentina of $3.2 million (related to migration of offshore operations to Peru), and in Chile of $1.4 million (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica), and an additional $0.8 million related to the relocation of corporate headquarter.

(d)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the periods presented. These fees will cease following the offering.

(e)	Site relocation costs incurred for the three and nine months ended September 30, 2013 and 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(f)	Financing and IPO fees for the three and nine months ended September 30, 2013 primarily relate to professional fees incurred in 2013 in connection with the issuance of the Senior Secured Notes and to pay financial advisory fees. Financing fees and IPO fees for the three and nine months ended September 30, 2014 primarily relate to professional fees (advisory, auditing, legal fees, etc.) incurred by us during the IPO process. These fees are expected to cease in the fourth quarter of 2014.

(g)	PECs Interest expense represents accrued interest on the preferred equity certificates that were capitalized in connection with the IPO.

(h)	Asset impairment and other costs for the three and nine months ended September 30, 2013 relates to charges associated to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other cost incurred for the nine months ended September 30, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operations in Czech Republic of $3.8 million and Spain of $28.7 million offset by the amendment of the MSA with Telefónica by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica.

(i)	The tax effect represents the tax impact of the total adjustments based on a tax rate of 31.8% for the nine months ended September 30, 2013 and 34.5% for the nine months ended September 30, 2014.

Reconciliation of Total Debt to Net Debt with third parties

($ in millions, except Net Debt / Adj. EBITDA LTM)	As of September 30, 2014 (unaudited)

	Actual	As Adjusted (1)		Pro Forma
Cash and cash equivalents	190.7	190.7		190.7
Short term financial investments	52.6	52.6		52.6
Debt:
7.375% Sr. Sec. Notes due 2020	294.4	294.4		294.4
Brazilian Debentures	267.7	267.7		267.7
Vendor Loan Note (2)	29.3	29.3		-
Contingent Value Instrument	36.1	36.1		36.1
Revolving Credit Facility	-	-		-
Preferred Equity Certificates	578.8	-		-
Finance lease payables	8.7	8.7		8.7
Other borrowings	67.0	67.0		67.0
Total Debt	1,282.0	703.2		673.9
Net Debt (3)		459.9		430.6
Adjusted EBITDA LTM (4)		305.4		305.4
Net Debt / Adjusted EBITDA LTM		1.5	x	1.4	x

(1)	Total capitalization as adjusted to give effect to the Reorganization Transaction, in connection with the completion of our IPO.

(2)	Reflects the liquidation of Vendor Loan Note.

(3)	In considering our financial condition, our management analyzes Net debt with third parties, which is defined as Total debt less cash, cash equivalents, and short-term financial investments. Net debt is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(4)	Adjusted EBITDA LTM is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

Free cash flow

($ in millions)	For the three months ended September 30,		For the nine months ended September 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net cash flow from operating activities	34.2	43.5	68.4	109.4
Capital expenditures (1)	24.0	24.8	52.7	65.4
Free cash flow (non-GAAP) (unaudited)	10.2	18.7	15.7	44.0

(1)	We define capital expenditures as the sum of additions to property, plant and equipment and the additions to intangible assets during the period presented.

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